UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29142/February 24, 2010

_____

In the Matter of   :
                                         :
S&P 500® GEARED FUND, INC.   :
4 World Financial Center   :
6th Floor   :
New York, NY 10080   :
                                         :
(811-21611)   :
                                         :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

S&P 500® GEARED Fund, Inc. filed an application on December 22,
2009, requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On January 29, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29126). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                              Deputy Secretary